INFORMATION CIRCULAR

LEADING BRANDS, INC.
Suite 1800 – 1500 West Georgia Street
Vancouver, British Columbia
Canada      V6G 2Z6
www.LBIX.com

(all information as at May 29, 2009 unless otherwise noted)

In this Information Circular, unless otherwise specified,
all dollar amounts are expressed in Canadian dollars.

Persons Making the Solicitation

This Information Circular is furnished in connection with the solicitation of proxies by the management of Leading Brands, Inc. (the "Company") for use at the annual general meeting (the "Meeting") of the Company's shareholders (the "Shareholders") to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting. The Company will conduct its solicitation by mail and officers and employees of the Company may, without receiving special compensation, also telephone or make other personal contact. The Company will pay the cost of solicitation.

Appointment of Proxies

The individuals named in the accompanying proxy form are directors or officers of the Company. A registered Shareholder wishing to appoint some other person (who need not be a Shareholder) to represent the Shareholder at the Meeting has the right to do so, by striking out the two printed names and inserting the appointed person's name in the blank space on the proxy form.

Voting by Proxy

Common shares of the Company (the "Shares") represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the Shareholder on any ballot that may be called for. Where no choice has been specified by the Shareholder, such Shares will, on a poll, be voted in accordance with the notes to the form of proxy.

When so authorized by the Shareholder, the enclosed proxy form confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

Completion and Return of Proxy

Completed and signed proxy forms must be deposited at the office of the Company's registrar and transfer agent, Computershare Investor Services Inc., 2nd Floor – 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9, and must be received not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, or shall be deposited with the Chairman of the Meeting prior to commencement of the Meeting.

Non-Registered Holders

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most Shareholders of the Company are "Non-Registered" Shareholders because the Shares they own are not registered in their names but are instead registered in the name of a Nominee or Intermediary such as a brokerage firm through which they purchased the Shares. Such Intermediaries include banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans, or clearing agencies such as The Canadian Depository for Securities Limited. If you purchased your Shares through a broker, you are likely a Non-Registered Shareholder.

These securityholder materials are being sent to both registered and Non-Registered Shareholders of the Company by either the Company (through its agent) or the Intermediaries (through their service providers). If you are a Non-Registered Shareholder, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf. By choosing to send these materials to you directly, the Company (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proposed voting instructions. Please return your voting instructions as specified in the request for voting instructions.

These materials will include either a form of proxy or a voting instruction form. Please follow the instructions on the form you received and return your completed and signed voting instructions as specified on the form.

If you are a Non-Registered Shareholder who wishes to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the proxy or voting instruction form, and return the form in the envelope provided. Do not complete the voting section of the form as your vote will be taken at the meeting.

Revocability of Proxy

A registered Shareholder who has given a form of proxy may revoke it at any time before it has been exercised. The revocation must be in writing and executed by the registered Shareholder or by the registered Shareholder's attorney authorized in writing or, if the registered Shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, at 595 Howe Street, 10th Floor, Vancouver, British Columbia, Canada, V6C 2T5, and received at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it, or to the Chair of the Meeting on the day of the Meeting, or any adjournment of it, before any vote in respect of which the proxy is to be used shall have been taken.

Only registered Shareholders have the right to revoke a proxy. Non-Registered Shareholders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Nominees to revoke the proxy on their behalf.

A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

Interest of Certain Persons in Matters to be Acted Upon

Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting. For the purpose of this paragraph "Person" shall include each person: (a) who has been a director or executive officer of the Company at any time since the commencement of the Company's last fiscal year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person included in (a) or (b).

Voting Securities and Principal Holders of Voting Securities

The Company is authorized to issue 500,000,000 common shares without par value, of which 19,958,124 Shares are issued and outstanding as of May 29, 2009. Any Shareholder of record at the close of business on May 29, 2009 is entitled to receive notice of and vote at the Meeting and is entitled to one vote for each Share held. The Company has no other classes of voting securities.

On November 14, 2008, the Company’s shareholders approved a consolidation of the Company’s common shares, also known as a reverse stock split, at an extraordinary general meeting. The Board of Directors will have the discretion to select the exact consolidation date and ratio, from a range of 4:1 to 8:1. To date, the Board of Directors has elected not to proceed with the consolidation.

To the best of the knowledge and belief of the directors and executive officers of the Company, as of May 29, 2009 the following persons or companies beneficially own, or control or direct, directly or indirectly, Shares carrying 10% or more of the voting rights attached to all outstanding Shares of the Company:

Shareholder	Number of Shares	Percentage of Issued Capital
Northland Properties Corporation(1)	2,020,626	10.12%

(1)	Northland Properties Corporation ("NPC") is the beneficial owner of these Shares. NPC is related to R. Thomas Gaglardi, a director of the Company.

Election of Directors

The Company's board of directors is divided into three classes designated as Class I, Class II and Class III, to provide for a rotation of three year terms of office. Any director whose term has expired is eligible for re-election.

The terms of office of Stephen Fane and Thomas Gaglardi, the directors in Class III, will expire at the conclusion of the Meeting. The terms of office of the directors in Classes I and II expire at the 2010 and 2011 annual general meetings, respectively.

The persons named below will be presented for election at the Meeting as management's nominees.

The following table provides information respecting the individuals proposed to be nominated by management for election as directors at the Meeting, including the approximate number of voting shares of the Company beneficially owned, or controlled or directed, directly or indirectly, by each of them:

Name, Present Position(s) with the Company (1) , Province/State and Country of Residence	Principal Occupation, Business or Employment(2)	Director Since	Term Expires	Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly (3)	Stock Options/ Warrants Held
Stephen K. Fane(4) Director British Columbia, Canada	Mr. Fane is currently President of New Century Holdings Ltd. Mr. Fane was President and CEO of Hot House Growers Income Fund, a publicly traded income trust, from December 2003 to October 2006. Former partner in a predecessor firm to PriceWaterhouseCoopers Inc.	October 2007	June 2009	0	150,000
Thomas Gaglardi Director British Columbia, Canada	President, Northland Properties Corporation and Chairman & CEO of Sandman Hotels, Inns & Suites, Moxie's Restaurants, LP, Shark Clubs of Canada, Inc. and Denny's Restaurants of Canada.	October 1998	June 2009	2,095,626 (5)	100,000

The persons named below are current directors whose term of office will continue after the Meeting.

Name, Present Position(s) with the Company (1) , Province/State and Country of Residence	Principal Occupation, Business or Employment(2)	Director Since	Term Expires	Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly (3)	Stock Options/ Warrants Held
James Corbett(4)	Founder of Canadian Outback Adventures. Trained as a Chartered Accountant. Mr. Corbett has served as a member of the Tourism Management Advisory Committee of Capilano University, and is also a guest lecturer at various colleges.	June 2008	June 2009	0	100,000
Ralph D. McRae Chairman, President, CEO and Director British Columbia, Canada	Chairman of the Company since March 1996. President and CEO of the Company since November 1996.	March 1996	July 2010	819,309	600,000

Name, Present Position(s) with the Company (1) , Province/State and Country of Residence	Principal Occupation, Business or Employment(2)	Director Since	Term Expires	Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly (3)	Stock Options/ Warrants Held
Jonathan Merriman(6) (7) Director California, USA	CEO of Merriman Curhan Ford & Co., a securities broker-dealer and investment bank.	January 1999	July 2010	0	150,000 / 167,000

(1)	For the purposes of disclosing positions held in the Company, "Company" includes the Company and any parent or subsidiary thereof.
(2)	Each of the nominees named above has held the principal occupation, business or employment indicated for at least five years, except as set forth otherwise above.
(3)

The information as to province or state and country of residence, principal occupation and number of shares beneficially owned, controlled or directed, directly or indirectly, by the nominees is not within the knowledge of the management of the Company and has been furnished by the individuals listed.

(4)	Member of the Company's Audit Committee, each of whom is independent as defined in Canadian and US securities legislation.
(5)	2,020,626 of these Shares are held by Northland Properties Corporation, a company related to Mr. Gaglardi.
(6)	Member of the Company's Compensation Committee.
(7)	Member of the Company's Nominating and Corporate Governance Committee.

To the knowledge of the Company, no proposed director:

(a)

is, as at the date of the Information Circular, or has been, within 10 years before the date of the Information Circular, a director, chief executive officer ("CEO") or chief financial officer ("CFO") of any company (including the Company) that:

(i)

was the subject, while the proposed director was acting in the capacity as director, CEO or CFO of such company, of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

(ii)

was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, CEO or CFO but which resulted from an event that occurred while the proposed director was acting in the capacity as director, CEO or CFO of such company; or

(b)

is, as at the date of this Information Circular, or has been within 10 years before the date of the Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(d)

has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e)

has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Executive Compensation

Compensation Discussion and Analysis

Compensation Principles

The Company is committed to the philosophy of sharing the benefits of success with those who help the Company grow and prosper. The Company's strength and ability to sustain growth is based on an organization which perceives people as its single most important asset. The Compensation Committee's philosophy is to provide sufficient compensation opportunities in order to attract and retain key executive officers critical to our long-term success. The Company has developed a profit participation plan for senior management and an employee share option plan to increase the risk/reward ratio of its executive compensation program, to focus management on long term strategic issues, and to align management's interests with those of the Shareholders of the Company in the sustained growth of shareholder value.

The Company's process for determining executive compensation is relatively simple. The Company relies on the Compensation Committee and discussion with the Board of Directors without formal objectives, criteria and analysis. The Compensation Committee will, from time to time, retain independent consultants to advise on compensation matters. In the fiscal year ended February 28, 2009, the Company did not retain independent compensation consultants or use any formal benchmarking in determining compensation.

Compensation Program

The Company's executive compensation program includes base salary, annual cash or short-term incentives (bonuses) and long-term incentive compensation in the form of stock options.

The compensation program is designed to:

  promote an ownership mentality among key leadership and the Board of Directors;

  enhance the overall performance of the Company; and

  recognize and reward individual performance and responsibility.

Base Compensation

The Company determines base salary based on a combination of factors, including comparable market data, experience, expertise and job responsibilities. Salary levels are reviewed periodically and adjustments may be made, if warranted, after an evaluation of executive and company performance, salary trends in the Company's business sector, and any increase in responsibilities assumed by the executive.

Short-Term Incentives

Bonuses for senior management are, with limited exceptions, discretionary and are intended to reward senior managers for exceptional performance that positively impacts the profitability and growth of the Company. The Compensation Committee believes that some portion of overall cash compensation should be "at risk", that is, contingent on successful achievement of our corporate and individual targets. Depending on our financial and operating performance, performance-based bonuses may be awarded.

Long-Term Incentives

The long-term incentives are intended to align executive and shareholder interests by creating a strong and direct link between executive compensation and shareholder return, and to enable executive officers to develop and maintain a significant, long-term stock ownership position in the Company's common shares. Long-term incentives are granted in the form of stock options which generally vest over several years of service with the Company. Further discussion follows in the section titled 'Option-Based Awards'.

Recent developments

During the fiscal year ended February 28, 2009, management determined to realign and scale back our compensation plans and practices to more closely reflect our financial position. In keeping with that, most managers and executives accepted a voluntary 10% roll back of their base salaries until the Company exhibits consistent monthly profitability.

Performance Graph

The following chart compares the total cumulative shareholder return for $100 invested in common shares of the Company beginning on February 28, 2004 with the cumulative total return of the NASDAQ Composite Index ("NASDAQ Index") for the five most recently completed fiscal years of the Company.

LEADING BRANDS, INC. ("LBIX")
Comparison of Five Year Total Common Shareholders' Return

	Feb. 29 2004	Feb. 28 2005	Feb. 28 2006	Feb. 28 2007	Feb. 29 2008	Feb. 28 2009
LBIX PRICE (US$)	$1.05	$0.84	$1.38	$2.14	$1.35	$0.11
NASDAQ INDEX	2029.82	2051.72	2281.39	2416.15	2271.48	1377.84

Option-Based Awards

The Company does not have a formal stock option plan. Options for the purchase of common shares of the Company are granted from time to time to directors, officers and employees as an incentive. These options are long-term incentives that generally vest over several years of service with the Company. The options granted are exercisable at a price which is equal to or greater than the fair market value of the common shares at the date the options are granted. Options are granted in consideration of the level of responsibility of the employee as well as his or her impact or contribution to the longer-term operating performance of the Company. In determining the amount and frequency of such grants, a variety of factors are evaluated, including job level, and past, current and prospective services rendered. The Compensation Committee and the Board also take into account the number of options, if any, previously granted, and the exercise price of any outstanding options to ensure that such grants are in accordance with all applicable regulatory policies.

Summary Compensation Table

The following tables set forth all remuneration paid by the Company and its subsidiaries during the last fiscal year to its Chief Executive Officer ("CEO"), Chief Financial Officer ("CFO") and each of the three most highly compensated executive officers whose total compensation was, individually, more than $150,000 for the fiscal year (collectively, the “Named Executive Officers”).

These tables are presented in accordance with National Instrument Form 51-102F6 (Canada).

Name and Principal Position	Fiscal Year Ending	Salary ($)	Share- based awards ($)	Option- Based Awards(1) ($)	Non-Equity Annual Incentive Plans ($)		All Other Compen- sation ($)	Total Compen- sation ($)
					Annual Incentive Plans	Long-Term Incentive Plans
Ralph McRae, Chairman, President and CEO	2009	nil	nil	5,567	nil	nil	510,400(2) 84,000	599,967
Donna Louis, CFO	2009	177,734	nil	42,943	nil	nil	nil	220,677
Dave Read, Executive Vice President	2009	nil	nil	8,416	nil	nil	199,616(3)	208,032
Patrick Wilson,(4) Exec. VP of Sales	2009	176,285(5)	nil	14,252(6)	nil	nil	nil	190,537
Sinan ALZubaidi, Vice President of Bottling Operations	2009	154,200(7)	nil	21,800	nil	nil	5,000	181,000

(1)

The value of option awards reflects the amount of compensation cost recognized in the applicable year by the Company for financial statement reporting purposes. The amount represents the current year’s expense calculated from the fair value of all vesting stock options, based on the Black-Scholes option pricing model using factors as set out in Note 8 to the Company’s February 28, 2009 consolidated financial statements.

(2)

McRae Ventures, Inc., a company with a director in common with the Company, received $510,400 for consulting services provided by Mr. McRae. BBI Holdings Inc., a company with a director in common with the Company, receives $7,000 per month for consulting services provided by the members of the Board of BBI Holdings Inc.

(3)	VE Services, a company owned by Mr. Read, received this amount for consulting services provided by Mr. Read.
(4)	Mr. Wilson left the Company on December 12, 2008.
(5)	This amount represents amounts paid for a 9.5 month period during the fiscal year ended February 28, 2009.
(6)	Mr. Wilson’s stock options were cancelled on January 12, 2009.
(7)	Includes cash bonus paid for achieving performance goals.

The Company does not have formal employment or consulting agreements. Some executives are paid as employees of the Company and others are paid as consultants, who invoice the Company for their services.

Outstanding Option-Based Awards

The following table sets forth information concerning all stock option awards outstanding at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, to each of the Named Executive Officers. The Company has not granted any share-based awards.

Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)USD	Option Expiration Date	Value of Unexercised In- The-Money Options (1) ($)
Ralph McRae	500,000 100,000	1.00 0.60	March 1, 2010 June 26, 2018	nil nil
Donna Louis	14,000 100,000 50,000	1.04 1.42 0.60	July 15, 2014 January 10, 2018 June 26, 2018	nil nil nil
Dave Read	100,000	1.42	January 10, 2018	nil
Sinan ALZubaidi	3,500 24,167 6,833 25,000 35,000	1.49 0.81 1.07 1.24 0.60	June 1, 2009 February 9, 2015 January 11, 2016 April 4, 2018 June 26, 2018	nil nil nil nil nil

(1)

This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed financial year, which was USD$0.11, and the exercise or base price of the option.

The terms of the Company's stock options are discussed under the "Option-Based Awards" section above.

No stock options were exercised by the Named Executive Officers during the most recently completed financial year, nor did the Company reprice any stock options during that period.

Value Vested or Earned During the Year

The following table set out the value vested or earned of all stock options that vested during the most recently completed financial year for each of the Named Executive Officers:

NEO Name	Option-Based Awards - Value Vested During The Year (1) ($USD)
Ralph McRae	Nil
Donna Louis	80.00
Dave Read	Nil

NEO Name	Option-Based Awards - Value Vested During The Year (1) ($USD)
Patrick Wilson	380.05
Sinan ALZubaidi	995.00

(1)

This amount is the dollar value that would have been realized computed by obtaining the difference between the market price of the underlying securities at exercise and the exercise or base price of the options under the option- based award on the vesting date.

The Company does not have a formal stock option plan. The options generally vest monthly over a 5-year vesting period. The value vested during the year varies according to the vesting date and the market price of the underlying securities on a selected exercise date, subject to trading blackout periods. In the Company’s fiscal year ended February 28, 2009, there were no stock options exercised, and the value of all options granted to Directors and Named Executive Officers was below the market price at the year-end.

Further details regarding stock options may be found in the sections above and below titled ‘Option-Based Awards’ and ‘Outstanding Option-Based Awards’.

Pension Plan Benefits

The Company does not have a pension plan or defined contribution plan that provides for payments or benefits to the Named Executive Officers at, following, or in connection with retirement.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company and its subsidiaries have no contracts, agreements, plans or arrangements that provide for payments to a Named Executive Officer at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, change in control of the company or change in a Named Executive Officer’s responsibilities. The local laws regarding termination and severance are assumed to apply.

Director Compensation

Directors who are not paid executives of the Company receive $1,500 per quarter (pro-rated for those serving less than a full quarter) and $500 for each directors' meeting and committee meeting attended. Reference is made to the Summary Compensation Table above for details of compensation paid to directors who are also Named Executive Officers, in their capacity as executive officers. Directors are also compensated for their services in their capacity as directors by the granting from time to time of incentive stock options.

The following table sets forth all amounts of compensation provided to the directors, who are not Named Executive Officers, for the Company's most recently completed financial year:

Director Name	Fees Earned ($)	Share-based Awards ($)	Option-Based Awards(1) ($)	Non-Equity Incentive Plan Compensa- tion ($)	All Other Compensa- tion ($)	Total ($)
Douglas Carlson(2)	7,000	nil	32,481	nil	nil	39,481
James Corbett(3)	7,600	nil	8,007	nil	nil	15,607
Stephen Fane	13,000	nil	39,763	nil	nil	52,763
Thomas Gaglardi	8,000	nil	8,007	nil	nil	16,007
Iain Harris(4)	9,500	nil	2,704	nil	nil	12,204
Jonathan Merriman	7,500	nil	20,244	nil	nil	27,744

(1)

The value of option awards reflects the amount of compensation cost recognized in the applicable year by the Company for financial statement reporting purposes. The amount represents the current year’s expense calculated from the fair value of all vesting stock options, based on the Black-Scholes option pricing model using factors as set out in Note 8 to the Company’s February 28, 2009 consolidated financial statements.

(2)	Mr. Carlson retired from the Board of Directors on April 7, 2009.
(3)	Mr. Corbett joined the Board of Directors on June 26, 2008.
(4)	Mr. Harris retired from the Board of Directors on June 26, 2008 and currently serves as an advisor to the Board.

Outstanding Option-Based Awards

Options for the purchase of common shares of the Company are granted from time to time to directors under the same terms as those granted to employees, and described above in 'Option-Based Awards'.

The following table sets forth information concerning all stock option awards outstanding at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, to each of the Directors. The Company has not granted any share-based awards.

Director Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price USD ($)	Option Expiration Date	Value of Unexercised In-The- Money Options (1) ($)
Douglas Carlson(2)	43,333 100,000	1.04 0.60	July 15, 2014(3) June 26, 2018(3)	nil nil
James Corbett	100,000	0.60	June 26, 2018	nil
Stephen Fane	50,000 100,000	3.15 0.60	Oct. 4, 2017 June 26, 2018	nil nil
Thomas Gaglardi	100,000	0.60	June 26, 2018	nil
Iain Harris(4)	25,000	1.04	July 15, 2014	nil
Jonathan Merriman	50,000 100,000	1.04 0.60	July 15, 2014 June 26, 2018	nil nil

(1)

This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed financial year, which was USD$0.11, and the exercise price of the option.

(2)	Mr. Carlson retired from the Board of Directors on April 7, 2009.

(3)	Mr. Carlson's options were cancelled as of May 7, 2009.

(4)	Mr. Harris retired from the Board of Directors on June 26, 2008 and currently serves as an Advisor to the Board.

No stock options were exercised by the Directors during the most recently completed financial year, nor were any of the stock options repriced during that period.

Value Vested or Earned During the Year

The following table set out the value vested or earned of all stock options that vested during the most recently completed financial year for each of the Directors who are not Named Executive Officers:

Director Name	Option-Based Awards - Value Vested During The Year (1) ($USD)
Douglas Carlson	266.67
James Corbett	Nil
Stephen Fane	Nil
Thomas Gaglardi	Nil
Iain Harris	66.67
Jonathan Merriman	133.33

(1)

This amount is the dollar value that would have been realized computed by obtaining the difference between the market price of the underlying securities at exercise and the exercise or base price of the options under the option- based award on the vesting date.

The Company does not have a formal stock option plan. The options generally vest monthly over a 5-year vesting period. The value vested during the year varies according to the vesting date and the market price of the underlying securities on a selected exercise date, subject to trading blackout periods. In the Company’s fiscal year ended February 28, 2009, there were no stock options exercised, and the value of all options granted to Directors and Named Executive Officers was below the market price at the year-end.

Further details regarding stock options may be found in the sections above titled ‘Option-Based Awards’ and ‘Outstanding Option-Based Awards’.

Securities Authorized for Issuance under Equity Compensation Plans

The Company does not have a formal stock option plan. The Company occasionally grants stock options to its employees, officers, directors and consultants entitling them to purchase common shares of the Company. The options granted are exercisable at a price which is equal to or greater than the fair market value of the common shares at the date the options are granted. At the Company's Annual Meeting in August 2003, the Shareholders approved a resolution allowing the directors to grant up to 3,667,328 stock options. The following table sets out information regarding equity securities of the Company as of February 28, 2009:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a) (c)
Equity securities approved by shareholders	2,090,832	$1.018	1,576,496
Equity securities not approved by shareholders	nil	n/a	n/a

Indebtedness of Directors and Executive Officers

During the last completed fiscal year, no current or former director, executive officer, employee or nominee for director of the Company nor any of their associates has been indebted to the Company or any of its subsidiaries, nor has any of these individuals been indebted to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

Interest of Informed Persons in Material Transactions

In December 2008 a company with a director and officer in common with the Company, purchased the Company’s spring water site at Mt. Woodside, Agassiz, British Columbia, for $450,000.

To the knowledge of management of the Company, except as disclosed herein, no informed person of the Company, nominee for director, or any associate or affiliate of any informed person or nominee, had any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction since the commencement of the last completed fiscal year, or any proposed transaction which has materially affected or would materially affect the Company.

Appointment of Auditor

The management of the Company intends to nominate BDO Dunwoody LLP, Chartered Accountants, for appointment as auditor of the Company to hold office until the close of the next annual general meeting of the Company, at a remuneration to be fixed by the directors. BDO Dunwoody LLP was first appointed as auditor on December 13, 2001.

Management Contracts

Management functions of the Company are performed by the directors or executive officers, certain of whom perform these services as contractors to the Company, as disclosed under the heading above, titled ‘Executive Compensation’.

Corporate Governance

National Policy 58-201 (Canada) establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines and discloses its corporate governance practices.

Independence of Members of Board

The Company's Board has been set at 7 directors, and there are two vacancies at this time. Four of the five current directors are independent based upon the tests for independence set forth in applicable Canadian and U.S. securities legislation. Ralph McRae is not independent as he is the Chairman, President and CEO of the Company.

Management Supervision by Board

The Board of Directors is ultimately responsible for the overall governance of the Company. This includes defining the responsibilities of senior management. The Board reviews and approves the corporate objectives that the senior management is responsible for meeting. There is a clear understanding between senior management and the Board that all strategic decisions will be presented by management to the Board for approval.

The Board expects management to:

  review the Company's strategies and their implementation in all key areas of the Company's activities;
  identify opportunities and risks affecting the Company's business and find ways of dealing with them.

The Board is comprised of a majority of independent directors. The Chair of the Board is not an independent director, but the Board believes that it has strong independent directors who candidly voice their opinions at meetings. At all meetings of the Board and its committees, any independent board member may request that all members of management, including the management director, be excused so that any matter may be discussed without any representative of management being present. The independent directors meet after regularly scheduled directors' meetings without the presence of the non-independent director. During the year ended February 28, 2009, 2 such meetings were held. The independent directors are also encouraged to meet at any time they consider necessary without any members of management including the non-independent director being present. The Company's auditors, legal counsel and employees may be invited to attend.

The independent directors exercise their responsibilities for independent oversight of management through their majority control of the Board and through the committees established by the Board which are composed entirely of independent directors.

The Board believes that this structure facilitates the functioning of the Board independently of the Company's management and has therefore not appointed an independent lead director.

Participation of Directors in Other Reporting Issuers

The participation of the directors in other reporting issuers or other public companies is described in the following table:

Name of Director	Name of Reporting Issuer
Jonathan Merriman	MCF Corporation

Participation of Directors in Board Meetings

In the year ended February 28, 2009, 6 Board meetings were held. The attendance record of each director for the board meetings held is as follows:

Name of Director	Number of Board Meetings Attended
James Corbett (1)	4
Doug Carlson	1
R. Thomas Gaglardi	4
Stephen Fane	6
Ralph McRae	6
Jonathan Merriman	3

(1)	James Corbett joined the Board in June 2008. There were 4 Board meetings between the time of his appointment and the end of the fiscal year.

Board Mandate

The Board has adopted a Board Mandate, a copy of which is available on SEDAR at www.sedar.com and is incorporated by reference.

Position Descriptions

The Board has not adopted position descriptions for the Chair of the Board and for the chairs of each of its committees. It has, however, adopted written mandates for the Board of Directors and each of the committees. The Board of Directors and each committee have designated a chairman, whose responsibility it is to ensure that the mandate is followed, and in the case of the committees, to report to the Board of Directors.

The Board has not adopted a position description for the CEO, however the duties and responsibilities of the position are reviewed on an ongoing basis by the Board.

Orientation and Continuing Education

While the Company does not have formal orientation and training programs, the Nominating and Corporate Governance Committee is responsible for ensuring an appropriate program for new directors and ongoing education for existing directors.

New directors are generally seasoned business executives with extensive experience on the boards of directors of other companies or have served in an executive management position for other private and public companies with similar experience to the Company's business operations.

New Board members are provided with financial and narrative information regarding the Company's business and given access to information respecting the functioning of the Board of Directors and its committees along with copies of the Company's corporate governance policies and minutes of meetings.

Board members are encouraged to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation, with management's assistance; and to attend related industry seminars and visit the Company's operations. Board members have full access to the Company's records.

Ethical Business Conduct

The Board views good corporate governance as an integral component to the success of the Company and to meet responsibilities to shareholders.

The Board has adopted a Code of Business Conduct and Ethics (the "Code") that applies to the Company's directors, officers and employees. This Code was filed on www.SEDAR.com on May 30, 2005 and is incorporated by reference. Copies will be provided at no charge upon request to the Company at Suite 1800 – 1500 West Georgia Street, Vancouver BC Canada V6G 2Z6, or electronically to info@Lbix.com.

The Board has instructed its management and employees to abide by the Code and to bring any breaches of the Code to the attention of senior management of the Company, or to the Audit Committee.

The Board monitors compliance with the Code through the Nominating and Corporate Governance Committee and also through the Audit Committee and the Company's Whistleblower Policy. The Board keeps a record of departures from the Code and waivers requested and granted and confirms that no material change reports have been filed by the Company since the beginning of the Company's most recently completed financial year pertaining to any conduct of a director or executive officer that constitutes a departure from the Code.

Nomination of Directors

The Board periodically reviews its size to ensure that an appropriate number of directors, representing a diversity of views and business experience, are elected to the Board.

The Nominating and Corporate Governance Committee has responsibility for identifying potential Board candidates. Jonathan Merriman and Douglas Carlson were the members of this committee during the last fiscal year, and are both independent directors. Since Mr. Carlson's retirement from the Board in April 2009, this Committee has one vacancy. The Committee assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors. Members of the Board and representatives of the food and beverage industry are consulted for possible candidates. The Board has adopted a written charter that sets forth the responsibilities, powers and operations of the Nominating and Corporate Governance Committee.

Compensation of Directors and the CEO

The members of the Compensation Committee are Douglas Carlson and Jonathan Merriman, both of whom are independent. Since Mr. Carlson's retirement from the Board in April 2009, this Committee has one vacancy. These directors have the responsibility for determining and reviewing compensation for the directors and senior management of the Company. Reference is made to the Executive Compensation section above for further information.

Assessments

The Board conducts informal assessments of the Board's effectiveness, the individual directors and each of its committees on a regular basis. To assist in its review, the Board conducts informal surveys of its directors. As part of the assessments, the Board or the individual committee may review its respective mandate or charter and conduct reviews of applicable corporate policies.

Audit Committee Information

Information regarding the Company's Audit Committee is contained in the Company's Form 20-F (the "AIF"). A copy of the AIF is available on SEDAR at www.sedar.com.

Particulars of Matters to be Acted Upon

Incentive Stock Options

Director, officer, consultant and employee stock options (commonly referred to as incentive stock options) are a means of rewarding future services provided to the Company and are not intended as a substitute for salaries or wages, or as a means of compensation for past services rendered.

The Company is requesting shareholder approval to grant authority to the directors to replace expiring stock options with the same quantity of options at current market prices, in accordance with the policies of all regulatory bodies and stock exchanges having jurisdiction over the Company.

The full text of the ordinary resolution relating to the approval of stock options is attached hereto as Schedule "A".

Other Matters

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the shares represented thereby in accordance with their best judgment.

Additional Information

Additional information relating to the Company is available on SEDAR at www.sedar.com.

The Company will provide to any Shareholder, upon request to the Director of Corporate Affairs at Suite 1800 - 1500 West Georgia Street, Vancouver BC, Canada V6G 2Z6, copies of this Information Circular and the Annual Report, including the most recent audited financial statements and MD&A, and interim financial statements.

Financial information is provided in the Company's comparative financial statements and MD&A for its most recently completed financial year.

Directors' Approval

This Information Circular contains information as at May 29, 2009, except where another date is specified. The contents of this Information Circular have been approved and its mailing authorized by the board of directors of the Company.

DATED at Vancouver, British Columbia, this 29th day of May, 2009

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ralph McRae

Ralph D. McRae, Chairman, President and
Chief Executive Officer

SCHEDULE "A"

APPROVAL OF GRANTING OF INCENTIVE STOCK OPTIONS

WHEREAS:

1.

Director, officer, consultant and employee stock options (commonly referred to as incentive stock options) are a means of rewarding future services provided to the Company and are not intended as a substitute for salaries or wages, or as a means of compensation for past services rendered;

2.	As previously-issued options expire, the Company intends to re-issue the same quantity of options at current market prices.

IT IS RESOLVED THAT:

1.

the directors are authorized in their absolute discretion to replace expiring stock options with new options at the current market price on the date of expiry, in accordance with the policies of all regulatory bodies and stock exchanges having jurisdiction over the Company;

2.	incentive stock options previously granted to insiders of the Company during the prior year be ratified, approved and confirmed;

3.	no further shareholder approval will be required prior to the exercising of stock options.